EXHIBIT 3.6

18 November 2020

Confidential

1502372 Alberta Ltd.

L120, 2303-4 Street SW

Calgary, AB T2S 2S7

By: Email

Attention: Cameron Chell

Dear Cam,

Pixology Bonus

As discussed with you, and as outlined in the Draganfly Inc. (the “Company”) Compensation Committee memorandum dated August 2020, the Company would like to commend 1502372 Alberta Ltd. (the “Consultant”) for its efforts in increasing the value of Pixology.

The Company greatly appreciates the Consultant’s continued services to the Company and is pleased to offer the Consultant the bonus as described in this letter.

In recognition of the Consultant’s time, resources, and efforts on the Pixology endeavour from August 1, 2015 to Pixology’s acquisition, the Company is pleased to offer the Consultant a one- time lump sum bonus of CDN$215,000, less applicable withholdings and deductions as required by law (the “Bonus”).

The Bonus will be payable to the Consultant in accordance with the following schedule:

(a)	CDN$75,000 at the time this letter agreement is executed by the Consultant, or as soon as practical thereafter based on management’s proposal, Board acceptance, and the Company’s cash flow situation;

(b)	CDN$70,000 at time of the Consultant’s next annual Performance Bonus (this payment is in addition to annual Performance Bonus calculations); and

(c)	CDN$70,000 at time of Pixology escrow release (estimated October 2021), (together “Bonus Payment Dates”).

If the Consultant gives notice of termination of its services or the Company terminates the Consultant’s services for material breach of contract before any of the Bonus Payment Dates, the Consultant will not be entitled to payment of any of the Bonus not yet paid. For greater certainty, even if all or part of the Bonus would have become payable during a notice period, if the Consultant has provided notice of resignation or the Consultant’s services are terminated for material breach before a Bonus Payment Date, the Consultant will not be entitled to any Bonus not yet paid, as common law damages or otherwise.

Receipt of the Bonus does not entitle the Consultant to a bonus in a subsequent year or a transaction or incentive bonus for any other project or venture.

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This letter agreement contains all of the understandings and representations between the Company, the Consultant, and you relating to efforts with Pixology, any consulting fees owed by Pixology or for time and resources expended by the Consultant and you in consulting Pixology, any compensation related to Pixology, and the Bonus.

This letter agreement supersedes all prior and contemporaneous understandings, discussions, agreements, representations and warranties, both written and oral, with respect to compensation for the Consultant’s or your services with respect to Pixology and the Bonus. In the event of a conflict between this letter agreement and the Consultant’s written services contract, this letter agreement will take precedence.

All other terms of the Consultant’s services remain unchanged.

The contents of this letter and payment of the Bonus is strictly confidential.

Please indicate the Consultant’s and your understanding of and agreement to the above terms by signing below and returning the signed letter to myself by November 24, 2020. If a signed copy of this letter is not returned by November 24, 2020, this offer will expire.

Sincerely,

Draganfly Inc.

By:	/s/ Scott Larson
Scott Larson
Director

ACKNOWLEDGEMENT AND AGREEMENT

1502372 Alberta Ltd. (the “Consultant”) and Cameron Chell have read and understand this letter and accept the terms of this bonus offer. The Consultant and Mr. Chell acknowledge that they have had a reasonable opportunity to obtain independent legal advice regarding this offer.

1502372 Alberta Ltd.

By:	/s/ Cameron Chell
Date	Signature of Cameron Chell

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